UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press Release

First Twelve Months Fiscal Year 20131

D.E MASTER BLENDERS 1753 Reports Results in Line with Guidance

Amsterdam, August 23, 2013

Key Highlights First Twelve Months Fiscal Year 2013

•	Total segment sales stable on like-for-like[2] basis; reported segment sales down (0.5)%

•	Gross margin improved 270 bps to 40.4%

•	A&P investments up 26%

•	Underlying[3] EBIT margin up 180 bps to 13.8%

•	Normalized[3] earnings per share at € 0.47

•	Operating working capital improved 590 bps to 8.6% of sales

	First Twelve Months		Change
(€ mln)	FY 13	FY 12	LFL.[2]		Reported
Total segment sales	2,646	2,661	0.0%		(0.5)%
Reported sales	2,680	2,795	n.a.		(4.1)%
Underlying EBIT[3]	366	327	15.4%		12.0%
Underlying EBIT margin[3]	13.8%	12.3%	180	bps	150	bps
Normalized profit for the period[3]	277	267
Normalized EPS[3] (€)	0.47	0.45
Profit for the period	196	132
EPS (€)	0.33	0.22

[1]	The Company’s current accounting period runs from July 1, 2012 until December 31, 2013 to allow the Company to report on a calendar year basis from calendar year 2014 onwards.
[2]	Like-for-like (L.FL) growth is at constant scope of consolidation and constant exchange rates
[3]	This represents a non-IFRS measure. The reason for the inclusion of the measure along with the definition and reconciliation to the comparable IFRS measure can be found in appendix 1 of this release

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FINANCIAL REVIEW FIRST TWELVE MONTHS FISCAL YEAR 2013

First Twelve Months Fiscal Year 2013	Sales (€ mln)	LFL[4] change	Underl.[5] EBIT (€ mln)	Underl.[5] EBIT margin	LFL[4] change
Retail – W-Europe	1.228	(1.9)%	252	20.5%	370	bps
Retail – Rest of World	781	5.7%	46	5.9%	(100	) bps
Out of Home	637	(2.6)%	95	15.0%	(20	) bps

Total segment	2,646	0.0%	394

Non-allocated[6]	34		(28)

Total	2,680		366	13.8%	180	bps

Total segment sales remained stable at € 2,646 mln, on a like-for-like basis, in the first twelve months of FY 13. This performance was driven by an improvement of mix/other of 2.2%, while price contributed 0.1%. Volumes were down 2.3%. Total reported sales decreased by 0.5%, with acquisitions contributing 0.6% while currency translation effects had a negative impact of 1.1%.

The gross margin increased 270 bps to 40.4%, excluding green coffee export sales. This increase was largely driven by the substantial drop in green coffee Arabica prices and mix.

A&P spend went up by 26% to support our brands and product introductions across the entire portfolio. SG&A costs went down by 3% driven by “Fit for Growth”, the cost optimization program that was launched in 2012, delivering € 27 mln of cost savings in the first twelve months of FY 13. The resulting underlying EBIT margin significantly improved by 180 bps to 13.8%, on a like-for-like basis.

Normalized profit and normalized earnings per share amounted to € 227 mln and € 0.47, respectively. Reported profit, including the unusual items, and reported earnings per share amounted to € 196 mln and € 0.33, respectively.

Operating working capital7 as a percentage of total sales improved by 590 bps to 8.6% freeing up € 154 mln in cash. The improvement of 590 bps was largely driven by a reduction in inventories with good progress made in trade payables and trade receivables.

[4]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[5]	This represents a non-IFRS measure. The reason for the inclusion of the measure along with the definition and reconciliation to the comparable IFRS measure can be found in appendix 1 of this release.
[6]

Non-allocated sales represent green coffee export sales. The Company announced In CY 12 to reduce these sales to around €45 mln from FY 13 onwards. Non- allocated EBIT mainly represents corporate overhead costs and EBIT contribution from green coffee export sales, the latter being negligible in FY 13.

[7]	Operating working capital is explained and reconciled to the closest IFRS measure in appendix 1.

2/10

FINANCIAL REVIEW FOURTH QUARTER SALES FISCAL YEAR 2013

		Change
Fourth Quarter FY 13	Sales (€ mln)	LFL[8]	Reported
Retail – W-Europe	311	0.7%	(0.8)%
Retail – Rest of World	195	2.5%	(0.8)%
Out of Home	163	(3.9)%	(2.8)%

Total segment sales	669	0.1%	(1.3)%

Non-allocated[9]	5	n.a.	n.a.

Total sales	674		(3.3)%

Total segment sales increased 0.1% to € 669 mln, on a like-for-like basis, in the fourth quarter of FY 13. This strong rebound, compared to the decline of (3.2)% in the preceding quarter, can be attributed to the performance of Retail Western Europe returning to growth. The Company’s sales performance had a strong mix/other development of 3.7%, reflecting the success of our focus on premiumization. Volume performance improved to a decrease of only (1.4)%, versus (4.6)% in the third quarter. Price, however, had a negative effect of (2.2)%, reflecting the increased pressure to lower consumer prices, as the result of the substantially lower green coffee prices. Reported total segment sales decreased by (1.3)% driven by a negative currency translation of (1.5)%, with acquisitions adding 0.1%

OTHER INFORMATION

Unusual items

The Company recorded € (111) mln of unusual items in the first twelve months of FY 13. The unusual items mainly relate to restructuring costs, the implementation of the new business model in February 2013 and costs relating to the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V.

[8]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[9]	Non-allocated sales represent green coffee export sales. The Company announced in CY 12 to reduce these sales to around € 45 mln from FY 13 onwards.

3/10

INCOME STATEMENT

(unaudited)

	First Twelve Months
(€ mln)	2013	2012	change
Sales	2,680	2,795	(4.1)%
Cost of sales	(1,608)	(1,787)	(10.0)%
Gross profit	1,072	1,008	6.3%
Selling, general and administrative expenses	(817)	(898)	(9.0)%
Operating profit	255	110	132.1%
Net finance income	12	150	(92.1)%
Share of profit from associate	4	0	—
Profit before income tax	271	260	4.4%
Income tax expense	(75)	(127)	(41.5)%
Profit/(loss) from discontinued operations	(0)	—
Profit for the period	196	132	48.6%

	First Twelve Months
(€ mln)	2013	2012	change
Earnings per share (€)	0.33	0.22	48.6%
Number of shares at period end (mln)	595	595
Number of shares period average (mln)	595	595

4/10

BALANCE SHEET

(unaudited)

(€ mln)	Consolidated June 30, 2013	Consolidated June 30, 2012
Non-current assets
Property, plant and equipment (PP&E)	374	377
Goodwill and other intangible assets	373	387
Investments in associate	15	13
Deferred income tax assets	119	91
Other non-current financial assets	65	47
Retirement benefit asset non-current	140	150

	1,086	1,065

Current assets
Inventories	284	405
Income tax receivable	15	30
Trade and other receivables	341	422
Derivative financial instruments	5	22
Cash and cash equivalents	442	220

	1,088	1,099

Total assets	2,173	2,164

Equity
Share capital and share premium	477	489
Other reserves	(305)	(171)
Profit for the period	196	—

	369	318

Non-current liabilities
Borrowings	516	529
Retirement benefit obligations	94	109
Deferred income tax liabilities	61	47
Provisions	52	52
Derivative financial instruments	40	0
Other non-current liabilities	67	74

	831	811

Current liabilities
Borrowings	23	28
Trade and other payables	661	631
Income tax payables	248	295
Provisions	37	66
Derivative financial instruments	3	15

	974	1,035

Total equity and liabilities	2,173	2,164

5/10

STATEMENT OF CASH FLOWS

(unaudited)

(€ mln)	Consolidated June 30, 2013
Profit for the period	196

Adjustments:
Depreciation, amortization and impairments	101
Loss on sale of asset	7
Share of profit from associate	(4)
Income tax expense	75
Interest income	(22)
Interest expense	40
Pension expense	(22)
Provision charges	6

Changes in operating assets and liabilities:
Change in Operating Working Capital	154
Change in Other Working Capital	29
Derivatives financial instruments	45
Other	(39)

Pension payments	(77)
Payment of provisions	(46)
Income tax payments	(118)

Net cash provided by operating activities		324

Cash flow from investing activities
CAPEX – Purchases of property, plant and equipment	(99)
CAPEX – Purchases of intangibles	(12)
Loans made	16
Interest received	21
Dividends received	2

Net cash used in investing activities		(72)

Cash flow from financing activities
Borrowing activities	4
Interest paid	(36)

Net cash provided by financing activities		(32)

Effect of exchange rate changes on cash		2

Net increase in cash and cash equivalents		222

Cash and cash equivalents – beginning of period	220
Cash and cash equivalents – end of period	442

Free cash flow *		225

*	Free cash flow consists of the net cash provided by operating activities minus capital expenditures related to PP&E

6/10

Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

Throughout this earnings release the Company presents certain measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP). The Company has included these measures as they are measures the Company uses in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand its underlying business performance. These measures are not calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered as an alternative to the Company’s reported IFRS measures.

The adjusted measures throughout this press release exclude items that are income or charges (and related tax impact) that management believes have had, or are likely to have, a significant impact on the earnings of the applicable business segment or on the total Company for the period in which the item is recognized, are not indicative of the Company’s core operating results and affect the comparability of underlying results from period to period. These items may include, but are not limited to: charges for exit activities; consulting and advisory costs; transformation programs; impairment charges; spin-related costs; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Management highlights these items to provide greater transparency into the underlying sales or profit trends of D.E MASTER BLENDERS 1753 or the applicable business segment or discontinued operations and to enable more meaningful comparability between financial results from period to period. Additionally, D.E MASTER BLENDERS 1753 believes that investors desire to understand the impact of these factors to better project and assess the longer term trends and future financial performance of the corporation.

This release also contains certain underlying and normalized non-IFRS financial measures that exclude from a financial measure computed in accordance with IFRS the impact of the items described above and the Impact of acquisitions and dispositions, changes in foreign currency exchange rates and non-strategic sales. Management believes that these non-IFRS financial measures reflect an additional way of viewing aspects of D.E MASTER BLENDERS 1753’s business that, when viewed together with D.E MASTER BLENDERS 1753’s financial results computed in accordance with IFRS, provide a more complete understanding of factors and trends affecting D.E MASTER BLENDERS 1753’s historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-IFRS financial measures are not intended to be a substitute for the comparable IFRS measures and should be read only in conjunction with the Company’s consolidated interim financial statements prepared in accordance with IFRS.

The definition of the Company’s non-IFRS measures are as follows:

Like-for-like sales represents sales, excluding green coffee export sales, calculated at the exchange rate for the most recent period and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and adjusted to exclude income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment.

Normalized profit represents the profit for the period excluding amounts excluded in computing underlying EBIT and excludes unusual finance income and unusual tax expense.

Normalized EPS represents the normalized profit divided by the outstanding number of shares at year end.

Operating working capital represents working capital that is invested to operate the business. Operating working capital is defined as the net amount of inventories, trade receivables and trade payables.

7/10

The following tables provide reconciliation between these measures and the Company’s IFRS financial information.

Sales growth fourth quarter FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(1.4)%
Price				(2.2)%
Mix/Other				3.7%

Like-for-like total segment sales change	0.7%	2.5%	(3.9)%	0.1%

Foreign exchange	(0.3)%	(4.6)%	(0.3)%	(1.5)%
Change in scope*	(1.2)%	1.3%	1.4%	0.1%

Total segment sales change	(0.8)%	(0.8)%	(2.8)%	(1.3)%

*	As a result of acquisitions/divestitures and inter-segment reclassifications

Sales growth first twelve months FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(2.3)%
Price				0.1%
Mix/Other				2.2%

Like-for-like total segment sales change	(1.9)%	5.7%	(2.6)%	0.0%

Foreign exchange	0.1%	(4.5)%	0.5%	(1.1)%
Change in scope*	(1.1)%	1.7%	2.0%	0.6%

Total segment sales change	(2.9)%	2.9%	(0.1)%	(0.5)%

*	As a result of acquisitions/divestitures and inter-segment reclassifications

8/10

Reconciliation of EBIT and underlying EBIT for the first twelve months FY 13

	First Twelve Months		Margin
(€ mln)	FY 13	FY 12	FY 13	FY 12
Profit for the period	196	132

Income tax expense	75	127

Profit before income tax	271	260

Net finance income	(12)	(150)

Share of profit from associate	(4)	(0)

Operating Profit	255	110	9.5%	3.9%

Adjustments:
Restructuring charges	40	121
Termination Senseo agreement	—	55
New business model	12	—
Impairment	12	21
Transaction costs Offer Oak Leaf B.V.	39	—
Other	8	15

Total adjustments to Operating Profit	111	212

Adjusted EBIT	366	322

Green coffee export	0	(6)
Other items Brazil	—	11

Underlying EBIT	366	327	13.8%	12.3%

Reconciliation of normalized profit

	First 12 months
(€mln)	FY 13	Per share	FY 12	Per share
Profit for the period attributable to equity holders	196	0.33	132	0.22

EBIT adjustments (net of tax)	80		167

Adjustments to Finance income/(costs) - (net of tax)			(79)

Tax adjustments			46

Total adjustments to profit	80		135

Normalized profit	277	0.47	267	0.45

Reconciliation of operating working capital

(€ mln)	June 30, 2013	June 30, 2012
Inventories	284	405
Trade receivables	260	282
Trade payables	(314)	(282)

Operating working capital	231	405

Operating working capital as a % of total sales	8.6%	14.5%

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Appendix 2

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

It is to be noted that totals in this report might deviate from the sum of the individual inputs due to rounding.

10/10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: August 23, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary